MIDLAND CAPITAL HOLDINGS CORPORATION
EXHIBIT 11
STATEMENT REGARDING COMPUTATION OF EARNINGS PER SHARE

	Three Months Ended		Nine Months Ended
	March 31,		March 31,
	2006	2005	2006	2005
Net Income	$223,320	$250,508	$750,561	$723,790

Weighted average common shares outstanding for basic computation	372,600	372,600	372,600	372,600

Basic earnings per share	$0.60	$0.67	$2.01	$1.94

Weighted average common shares outstanding for basic computation	372,600	372,600	372,600	372,600

Common stock equivalents due to dilutive effect of stock options	—	—	—	—

Weighted average common shares and equivalents outstanding for diluted computation	372,600	372,600	372,600	372,600

Diluted earnings per share	$0.60	$0.67	$2.01	$1.94